330	2019 Westpac Group Annual Report

Exhibit 2

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”)

American Depositary Shares (“ADSs”) representing one ordinary share of Westpac Banking Corporation (“Westpac”, “we”, “our” or “us”) are listed and traded on the New York Stock Exchange and, in connection with this listing (but not for trading), the ordinary shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of ordinary shares and (ii) ADS holders. Ordinary shares underlying the ADSs are held by The Bank of New York Mellon, as depositary, and holders of ADSs will not be treated as holders of the ordinary shares.

Disclosures under the following items are not applicable to Westpac and have been omitted: debt securities (Item 12.A of Form 20-F), warrants and rights (Item 12.B of Form 20-F) and other securities (Item 12.C of Form 20-F).

Shares

Type and Class of Securities (Item 9.A.5 of Form 20-F)

Westpac’s ordinary shares have no par value. The respective number of ordinary shares that have been issued as of the last day of the financial year ended September 30, 2019 is given in Note 28 “Shareholders’ equity’ in Section 3 — Financial Statements of the Form 20-F for the financial year ended September 30, 2019 (the “Form 20-F”). Westpac’s ordinary shares are on a register.

Preemptive Rights (Item 9.A.3 of Form 20-F)

Not applicable.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

Not applicable.

Other Rights (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of the Shares (Item 10.B.3 of Form 20-F)

See “Section 4 Shareholding information – Voting rights of ordinary shares,” “Section 4 Additional information – Our constitution – Share rights” and Note 30 “Dividends” in Section 3 – Financial Statements of the Form 20-F.

Requirements for Amendments (Item 10.B.4 of Form 20-F)

See “Section 4 Additional information – Our constitution – Variation of rights attaching to our shares” of the Form 20-F.

Limitations on the Rights to Own Shares (Item 10.B.6 of Form 20-F)

See “Section 4 Shareholding information – Exchange controls and other limitations affecting security holders” and “Section 4 Additional Information – Our constitution – Limitations on securities ownership” of the Form 20-F.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

See “Section 4 Additional information – Our constitution – Change in control restrictions” of the Form 20-F.

Ownership Threshold (Item 10.B.8 of Form 20-F)

There is no provision in Westpac’s constitution governing the ownership threshold above which shareholder ownership must be disclosed. Shareholders will, however, be required to disclose shareholder ownership in accordance with the Australian Corporations Act 2001.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

See “Section 1 Information on Westpac – Supervision and regulation”, “Section 1 Information on Westpac – Corporate governance” and “Section 4 Shareholding information – Exchange controls and other limitations affecting security holders” of the Form 20-F.

Changes in Capital (Item 10.B.10 of Form 20-F)

See “Section 4 Additional information – Our constitution – Variation of rights attaching to our shares” of the Form 20-F.

American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

The depositary will issue the ADSs. Each ADS will represent ownership interests in ordinary shares. The ordinary shares (or the right to receive ordinary shares) will be deposited by us with National Australia Bank, Ltd., the custodian in Melbourne, Australia. Each ADS will also represent such securities, cash or other property deposited with The Bank of New York Mellon but not distributed to ADS holders. The Bank of New York Mellon’s corporate trust office is located at 240 Greenwich Street, New York, NY 10286.

2019 Westpac Group Annual Report	331

Exhibit 2

The rights of ADS holders, including their rights to corporate governance practices, are governed by the Second Amended and Restated Deposit Agreement (the “Deposit Agreement”) the form of which is attached as an exhibit to the registration statement on Form F-6 filed with the U.S. Securities and Exchange Commission on May 1, 2013.

For the purposes of this description, “you” refers to holders of the ADSs. You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because The Bank of New York Mellon will actually hold the ordinary shares underlying your ADSs, you must rely on it to exercise the rights of a shareholder. The obligations of The Bank of New York Mellon are set the Deposit Agreement. The Deposit Agreement and the ADSs are generally governed by New York law.

The following is a summary of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire Deposit Agreement.

Share Dividends and Other Distributions

The Bank of New York Mellon has agreed to pay to you the cash dividends or any other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash

The Bank of New York Mellon will, as promptly as practicable, convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars (“Dollars”), if it can do so on a reasonable basis and can transfer the Dollars to the United States. If that is not possible or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of The Bank of New York Mellon is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by The Bank of New York Mellon, the Deposit Agreement allows The Bank of New York Mellon to distribute the non-Dollar currency in which dividends are paid (or an appropriate document evidencing the right to receive such non-Dollar currency) received, or in its discretion may hold such non-Dollar currency uninvested and without liability for interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Section 4 – Shareholding information – Taxation” of the Form 20-F. The Bank of New York Mellon will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York Mellon cannot convert a non-Dollar currency, you may lose some or all of the value of the distribution.

Shares

The Bank of New York Mellon may distribute new ADSs representing any ordinary shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York Mellon will only distribute whole ADSs. It will sell ordinary shares which would require it to use a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York Mellon does not distribute additional ADSs, each ADS will also represent the new ordinary shares.

Rights to Receive Additional Shares

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York Mellon may make these rights available to you. We must first instruct The Bank of New York Mellon to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York Mellon decides it is practical to sell the rights, The Bank of New York Mellon will sell the rights and distribute the proceeds, in the same way as it does cash. The Bank of New York Mellon may allow rights that are not distributed or sold to lapse. In that case, you will receive no value from them.

In circumstances in which rights would otherwise not be distributed, if you request the distribution such rights in order to exercise the rights allocable to you, The Bank of New York Mellon will make such rights available to you upon written notice from us that (a) we have elected in our sole discretion to permit such rights to be exercised and (b) you have executed such documents as we have determined in our sole discretion are reasonably required under applicable law.

If The Bank of New York Mellon makes rights available to you, upon instructions from you, it will exercise the rights and purchase the ordinary shares on your behalf. The Bank of New York Mellon will then deposit the ordinary shares on your behalf. It will only exercise rights if you pay it the exercise price, its fees and expenses and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. For example, you may not be able to trade the ADSs freely in the United States. In this case, The Bank of New York Mellon may issue the ADSs under depositary arrangements mutually acceptable to Westpac and The Bank of New York Mellon.

332	2019 Westpac Group Annual Report

Exhibit 2

Other Distributions.

The Bank of New York Mellon will send to you anything else we distribute on deposited securities, after deduction or upon payment of any fees and expenses, by any means it thinks equitable and practicable. If it cannot make the distribution in that way, The Bank of New York Mellon has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the outstanding ADSs will also represent the newly distributed property.

The Bank of New York Mellon is not responsible if it decides that it is inequitable or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York Mellon will issue ADSs if you or your brokers deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADSs in the names you request and will deliver the ADSs at its office to the person you request.

You may turn in your ADSs at The Bank of New York Mellon’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York Mellon will deliver (1) the underlying ordinary shares to an account designated by you and (2) any other deposited securities underlying the ADS at the office of the custodian, except that The Bank of New York Mellon may make delivery to you at its Corporate Trust Office of any dividends or distributions with respect to the deposited securities represented by your ADSs, or of any proceeds of sale of any dividends, distributions or rights, which it may hold at the time. Or, at your request, risk and expense, The Bank of New York Mellon will deliver the deposited securities at its office.

Voting Rights

You may instruct The Bank of New York Mellon to vote the ordinary shares underlying your ADSs but only if we ask The Bank of New York Mellon to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting sufficiently in advance to withdraw the ordinary shares.

If we ask for your instructions, The Bank of New York Mellon will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York Mellon to vote the ordinary shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York Mellon must receive them on or before the date specified. The Bank of New York Mellon will try, as far as practical, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York Mellon to vote your ordinary shares. In addition, The Bank of New York Mellon and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Bank of New York Mellon may refuse to transfer your ADSs or allow you to withdraw the deposited securities underlying your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADSs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If Westpac:	Then:

changes the nominal value, changes the par value, splits up, consolidates, or reclassifies any of the deposited securities; or

recapitalizes, reorganizes, merges, consolidates, or sells assets affecting Westpac, or takes any similar action

The cash, ordinary shares, other securities or property received by The Bank of New York Mellon will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The Bank of New York Mellon may, and will if Westpac so requestsin writing, issue new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs, identifying the new deposited securities.

2019 Westpac Group Annual Report	333

Exhibit 2

Amendment and Termination

We may agree with The Bank of New York Mellon to amend the Deposit Agreement and the ADSs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADS holders, the amendment will only become effective 30 days after The Bank of New York Mellon notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs or any interest therein, to agree to the amendment and to be bound by the ADSs and the Deposit Agreement as amended.

We may terminate the Deposit Agreement by instructing The Bank of New York Mellon to notify all ADS holders at least 30 days before termination. The Bank of New York Mellon may also terminate the Deposit Agreement if The Bank of New York Mellon has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In both cases, The Bank of New York Mellon must notify you at least 30 days before termination.

After termination, The Bank of New York Mellon and its agents will be required to do only the following under the Deposit Agreement: (1) advise you that the Deposit Agreement is terminated, and (2) collect distributions on the deposited securities and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Any time after four months following termination, The Bank of New York Mellon may sell any remaining deposited securities. After that, The Bank of New York Mellon will hold the proceeds of the sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and will have no liability for interest. The Bank of New York Mellon’s only obligations will be to account for the proceeds of the sale and other cash. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to The Bank of New York Mellon.

Limitations on Obligations and Liability to ADS Holders

The Deposit Agreement expressly limits our liabilities and obligations of The Bank of New York Mellon. We and The Bank of New York Mellon:

•            are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•            are not liable if either is prevented or delayed by law or circumstances beyond their control from performing its obligations under the Deposit Agreement;

•            are not liable if either exercises discretion permitted under the Deposit Agreement;

•            are not liable for any action or nonaction in reliance upon the advice of or information from legal counsel, accounts, any person presenting ordinary shares for deposit, any owner or any other person believed by us and The Bank of New York Mellon in good faith to be competent to give such advice or information;

•            have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other party; and

•            may rely upon any documents we believe to be genuine and to have been signed or presented by the proper party.

In the Deposit Agreement, we and The Bank of New York Mellon agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before The Bank of New York Mellon will issue or register transfer of an ADS, make a distribution on an ADS, or withdrawal of ordinary shares, The Bank of New York Mellon may require:

•            payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•            production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•            compliance with regulations it may reasonably establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Bank of New York Mellon may refuse to deliver, transfer or register transfers of ADSs generally when the books of The Bank of New York Mellon are closed, or at any time if The Bank of New York Mellon or we think it advisable to do so.

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•            when temporary delays arise because (1) we or The Bank of New York Mellon has closed its transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the ordinary shares;

•            when you or other ADS holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges; or

•            when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

334	2019 Westpac Group Annual Report

Exhibit 2

Pre-Release of ADSs

In certain circumstances, subject to the provisions of the Deposit Agreement, The Bank of New York Mellon may issue ADSs before deposit of the underlying ordinary shares. This is called a pre-release of ADS. The Bank of New York Mellon may also deliver ordinary shares upon the surrender of pre-released ADSs, even if the ADSs are canceled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying ordinary shares are delivered to The Bank of New York Mellon. The Bank of New York Mellon may receive ADSs instead of ordinary shares to close out a pre-release. The Bank of New York Mellon may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, preceded or accompanied by a written representation and agreement from the person to whom the ordinary shares or ADSs are to be delivered, that such person, or its customer, (i) owns the ordinary shares or ADSs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such ordinary shares or ADSs, as the case may be, to the depositary in its capacity as such and for the benefit of the owners, and (iii) will not take any action with respect to such ordinary shares or ADSs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the depositary, disposing of such ordinary shares or ADSs, as the case may be, other than in satisfaction of such pre-release), (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary determines in good faith, will provide substantially similar liquidity and security, (c) terminable by the depositary on not more than five (5) business days notice, and (d) subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, The Bank of New York Mellon will limit the number of ADSs that may be outstanding at any time as a result of pre-release to thirty percent (30%), although The Bank of New York Mellon may disregard the limit from time to time, if it thinks it is appropriate to do so, and may, with our prior consent, change that limit for purposes of general application.